Exhibit 12.1

The Nasdaq Stock Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

Unaudited

	Year Ended December 31,
	2004		2003	2002	2001	2000
Pre-tax income (loss) from continuing operations (less minority interest)	$2,553	*	$(66,352)**	$105,942	$97,542	$46,868	***
Add: fixed charges	11,789		19,042	18,958	9,955	2,778

Pre-tax income (loss) before fixed charges	14,342		(47,310)	124,900	107,497	49,646

Fixed charges:
Interest expense	11,484		18,555	18,488	9,777	2,778
Other	305		487	470	178	—

Total fixed charges	11,789		19,042	18,958	9,955	2,778

Preferred stock dividend requirements	8,354		8,279	—	—	—

Total combined fixed charges and preferred dividends	$20,143		$27,321	$18,958	$9,955	$2,778

Ratio of earnings to fixed charges	1.22		(2.48)	6.59	10.80	17.87
Ratio of earnings to fixed charges and preferred stock dividends	0.71		(1.73)	6.59	10.80	17.87

*	Includes $62,600 associated with Nasdaq’s 2004 cost reductions.
**	Includes costs of $97,910 associated with Nasdaq’s strategic review in 2003.
***	Adjusted for cumulative effect in change in accounting principle of $169,046 in 2000.